December 9, 2013

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Link

Re:	Spherix Incorporated Form S-3 SEC File Number: 333-191002 Form R-W Application for Withdrawal of Registration Statement on Form S-3

Mr. Link:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Spherix Incorporated, a Delaware corporation (the “Company”), hereby respectfully requests withdrawal of the above-referenced Registration Statement on Form S-3 (File No. 333-191002), that was filed with the Securities and Exchange Commission (the “Commission”) on September 5, 2013 and amended on November 15, 2013, together with all exhibits thereto (the “Registration Statement”).

The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact Harvey Kesner, Esq., securities counsel to the Company, at 212-930-9700.

Very truly yours, Spherix Incorporated By: /s/ Anthony Hayes Name: Anthony Hayes Title: Chief Executive Officer

7927 Jones Branch Drive #3125
Tysons Corner, VA 22102
Tel.: (703) 992-9260
Fax: (703) 992-9348
www.spherix.com